Ronald O. Whitford, Jr. Associate General Counsel and Assistant Secretary	(336) 335-7717 Fax (336) 335-7707

March 22, 2013

By EDGAR

Securities and Exchange Commission

100 F St., N.E.

Washington DC 20549

Attention: Sonia Bednarowski

Re:	Lorillard, Inc.
PRE 14A Filed March 22, 2013
File No. 001-34097

Ladies and Gentlemen:

In connection with the referenced filing, the Company accepts responsibility for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings. The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Very truly yours,

/s/ Ronald O. Whitford, Jr.

Ronald O. Whitford, Jr.
Associate General Counsel

cc: Ronald Milstein

Corporate Office: 714 Green Valley Road Greensboro, NC 27408	Mail to: P.O. Box 10529 Greensboro, NC 27404-0529